                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                                Tandycrafts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    875386104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 2 of 11 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,686,259**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,686,259**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,686,259**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 100,860 Shares of Common Stock issued to Steel Partners II,
            L.P. pursuant to the terms of a certain  Settlement  Agreement dated
            November 21, 2000 by and among Tandycrafts,  Inc. and certain of its
            officers  and  directors,   and  Steel  Partners  II,  L.P.,  Warren
            Lichtenstein,  Newcastle Partners,  L.P., Mark Schwarz,  Glen Kassan
            and certain of their affiliates (the "Settlement Agreement").

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 3 of 11 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,686,259**
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,686,259**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,686,259**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**          Includes 100,860 Shares of Common Stock issued to Steel Partners II,
            L.P. pursuant to the terms of the Settlement Agreement.

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 4 of 11 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 5 of 11 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     <1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 6 of 11 Pages
------------------------------                      ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 7 of 11 Pages
------------------------------                      ----------------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended and restated as follows:

                 (a) This  Statement  is filed on behalf of Steel  Partners  II,
L.P.,  a  Delaware  limited   partnership   ("Steel  Partners  II"),  Warren  G.
Lichtenstein,   Newcastle   Partners,   L.P.,   a  Texas   limited   partnership
("Newcastle"), Mark E. Schwarz and Glen Kassan.

                 Each of the  foregoing is referred to as a  "Reporting  Person"
and  collectively  as the  "Reporting  Persons".  By virtue of his position with
Steel  Partners  II, Mr.  Lichtenstein  has the power to vote and dispose of the
Issuer's  Shares  owned by Steel  Partners  II. By virtue of his  position  with
Newcastle,  Mark E.  Schwarz has the power to vote and  dispose of the  Issuer's
Shares owned by  Newcastle.  Each of the  Reporting  Persons is party to a Joint
Filing  Agreement  with  respect  to the  filing  of this  Schedule  13D and all amendments thereto. Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

                 Steel Partners  L.L.C., a Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Newcastle  Capital  Group,  L.L.C.,  a Texas limited  liability company  ("Newcastle  Group")  is  the  general  partner  of  Newcastle  Capital
Management, L.P., a Texas limited partnership ("Newcastle Management"), which is the general  partner of  Newcastle.  Mark E. Schwarz is the  managing  member of
Newcastle Group.

                 Glen Kassan is a Vice  President  of Steel  Partners  Services,
Ltd., an affiliate of Steel Partners II.

                 (b) The principal business address of Steel Partners II, Warren
Lichtenstein and Glen Kassan is 150 East 52nd Street,  21st Floor, New York, New
York 10022.

                 The principal  business address of Newcastle,  Newcastle Group,
Newcastle  Management  and Mark E.  Schwarz is 200  Crescent  Court,  Suite 670,
Dallas, Texas 75201.

                 (c) The principal  business/occupation of Steel Partners II and
Messrs.  Lichtenstein  and Kassan is  investing in the  securities  of small cap companies.

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 8 of 11 Pages
------------------------------                      ----------------------------

                 The  principal  business/occupation  of  Newcastle,   Newcastle
Group,  Newcastle  Management and Mr. Schwarz is the purchase,  sale,  exchange, acquisition and holding of investment securities.

                 (d) None of the persons  referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors).

                 (e) None of the persons  referred to in this Item 2 has, during the  last  five  years,  been  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such law.

                 (f) Messrs.  Lichtenstein,  Schwarz and Kassan are  citizens of the United States of America.

   The second paragraph of Item 3 is hereby amended as follows:

                 Newcastle currently owns one Share of Common Stock, the cost of which was nominal.  The Share owned by Newcastle was acquired  with  partnership funds.

   Item 4 is hereby amended to add the following:

                 As previously  reported on Schedules 13D filed by the Reporting
Persons  with  respect to  securities  of the  Issuer,  Steel  Partners  II sold
1,536,100  Shares on  September  27,  2001,  reported on  Schedule  13D filed on
October 9,  2001.  Steel  Partners  II  subsequently  re-acquired  such  Shares, reported on Schedule 13D filed November 8, 2001. The disposition and acquisition of such Shares were effected in private transactions.

   Item 5 is hereby amended and restated as follows:

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a) and (b) The aggregate  percentage of Shares of Common Stock reported  owned by each  person  named  herein is based upon  12,280,897  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the Issuer's preliminary proxy statement filed October 19, 2000.

                 As of the close of business on January 11, 2002, Steel Partners
II beneficially  owned 1,686,259  Shares of Common Stock,  consisting of 100,860
Shares issued pursuant to the Settlement

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 9 of 11 Pages
------------------------------                      ----------------------------

Agreement and 1,585,399  Shares acquired in private  transactions,  constituting approximately  13.7% of the Shares outstanding.  Mr.  Lichtenstein  beneficially owned  1,686,259  Shares of Common Stock,  consisting  of 100,860  Shares issued pursuant to the Settlement  Agreement and 1,585,399  Shares  acquired in private transactions,  constituting  approximately 13.7% of the Shares outstanding.  Mr.
Lichtenstein has sole voting and dispositive power with respect to the 1,686,259
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                 As of the close of  business  on January  11,  2002,  Newcastle beneficially  owned one Share of Common Stock,  constituting less than 1% of the
Shares  outstanding.  Mr. Schwarz  beneficially owned one Share of Common Stock, constituting less than 1% of the Shares outstanding. Mr. Schwarz has sole voting and dispositive  power with respect to the Share owned by Newcastle by virtue of his authority to vote and dispose of such Share.

                 Currently,  Mr. Kassan does not  beneficially own any Shares of
Common Stock.

   Item 5(c) is hereby amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock during the past sixty days through January 11, 2002 by the
Reporting Persons. All of such transactions were effected in the open market.

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 10 of 11 Pages
------------------------------                      ----------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2002              STEEL PARTNERS II, L.P.

                                      By:  Steel Partners, L.L.C.
                                           General Partner

                                      By:  /s/ Warren G. Lichtenstein
                                           -----------------------------------
                                           Warren G. Lichtenstein
                                           Chief Executive Officer

                                      /s/ Warren G. Lichtenstein
                                      ----------------------------------------
                                      Warren G. Lichtenstein

                                      NEWCASTLE PARTNERS, L.P.

                                      By:  Newcastle Capital
                                           Management, L.P.
                                           its General Partner

                                      By:  Newcastle Capital Group,
                                           L.L.C.,
                                           its General Partner

                                      By:  /s/ Mark E. Schwarz
                                           ------------------------------------
                                           Mark E. Schwarz
                                           Managing Member

                                      /s/ Mark E. Schwarz
                                      -----------------------------------------
                                      Mark E. Schwarz

                                      /s/ Glen Kassan
                                      -----------------------------------------
                                      Glen Kassan

------------------------------                      ----------------------------
CUSIP No. 875386104                     13D             Page 11 of 11 Pages
------------------------------                      ----------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock                Price Per                 Date of
  Purchased / (Sold)                  Share($)              Purchase /(Sale)
 --------------------                 ----------            ------------------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

        (22,140)                       .0045                    (12/26/01)
           (199)                       .0250                    (12/26/01)

                                  MARK SCHWARZ
                                  ------------
                                      None

                             STEEL PARTNERS II, L.P.
                             -----------------------
                                      None

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

                                   GLEN KASSAN
                                   -----------
                                      None